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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                Commission File Number 000-26717

                           NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K    [ ] Form 20-F    [ ] Form 11-K    [X] Form 10-Q
             [ ] Form N-SAR

For Period Ended: March 31, 2002


[ ] Transition Report on Form 10-K      [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F      [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:_______________________________________________

 Read Instruction (on back of page) Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_______________________

______________________________________________________________________________

______________________________________________________________________________

                         Part I. Registrant Information

Full name of registrant: Score One, Inc.

Former name if applicable: Aloha "The Breath of Life" Foundation, Inc.

Address of principal executive office (Street and number): Room 3402, Cable TV Tower 9 Hoi Shing Road

City, State and Zip Code: Tsuen Wan, New Territories Hong Kong

                        Part II. Rule 12b-25 (b) and (c)

         If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.




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                               Part III. Narrative

         State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                 Due to unanticipated delays in the collection and compilation of the information required for the preparation of the registrant's financial statements for the quarter ended March 31, 2002, the registrant is unable to file its Form 10-QSB for the period ended March 31, 2002 within the prescribed time period without unreasonable effort and expense.


                           Part IV. Other Information

         (1) Name and telephone number of person to contact in regard to this notification

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
         Albert Chan                  011-852              9528-8126
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          (Name)                    (Area code)          (Telephone number)
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         (2) Have all other periodic reports required under Section 13 or 15(d)
of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                      [X] Yes      [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                      [X] Yes      [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company anticipates a significant change in our results of operations from the corresponding period for the last fiscal year will be reflected by our earnings statements in our Form 10-QSB. This significant change is primarily the result of the sale of 22% of our subsidiary Fu Cheong International Holdings Ltd. As a result of this sale, as of March 31, 2002, the Company had (i) net income available the common stockholders of $3,708,250, as compared to $1,165,782 the same period in 2001 (an increase of 218%);
         (ii) earning per share of $14.88 (an increase of $10.20 from the corresponding period in 2001); and cash and cash equivalents of $4,118,276 (an increase of $3,551,827 from March 31, 2001).


                                 Score One, Inc.
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                  (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 16, 2002            By: /s/ Wing Cheong Ho
                                  --------------------------------------------
                                  Name:  Wing Cheong Ho
                                  Title: President and Chief Executive Officer